

Mail Stop 3561

February 6, 2017

Via E-mail
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

> **Re: New Age Beverages Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2017**
> **File No. 333-215267**

Dear Mr. Willis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2017 letter.

General

1. Please provide updated consents of the independent registered public accounting firms in the next amendment to your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of goods sold, page 32

2. Your response to comment 2 indicates that you have addressed the computational errors
    and inconsistencies in your discussion of cost of goods sold. However, we continue to
    note certain computational errors and inconsistencies in your discussion of production
    costs. Please revise to address the following items:

    o   As a percentage of sales, production costs, excluding depreciation and
        amortization should be 81.5% for the nine months ended December 31, 2015
        (Successor) rather than for the year ended December 31, 2015.
    o   As a percentage of sales, production costs, excluding depreciation and
        amortization should be 68.8% for the three months ended March 31, 2015
        (Predecessor) rather than 98.7%.

Free Writing Prospectus filed January 31, 2017

3. We note that you filed free writing prospectuses on January 31, 2017. Please tell us how
    you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i)
    with respect to this FWP, given that the prospectus you have on file does not appear to
    meet the requirements of Section 10 of the Securities Act because it omits the volume or
    amount of shares being offered.

4. Please revise the consolidated YTD P&L information for New Age Beverage for 2015
    and 2016 to clearly identify the periods this information is presented for and revise so
    that it is consistent with the historical financial statements included in your Form S-1
    registration statement. If the information for the 2016 period is presented on a pro forma
    basis, please revise to clearly label it as pro forma financial information.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Ken Bart, Esq.
        Bart and Associates, LLC